Exhibit 99.1

BTQ Technologies Provides Full-Year 2025 Corporate Update Highlighting Commercial Progress Across QCIM, QPerfect, QSSN and Bitcoin Quantum

VANCOUVER, BC, March 30, 2026 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ), a global quantum technology company focused on securing mission-critical networks, today provided its full-year 2025 corporate update, highlighting progress across its four core business lines: QCIM, QPerfect, Quantum Secure Systems & Networks ("QSSN"), and Bitcoin Quantum, alongside capital markets milestones that expanded BTQ's visibility with institutional and thematic investors.

Where BTQ Fits

BTQ's mandate is to deploy quantum today, not tomorrow. Quantum computers will sit alongside traditional high-performance computing on the same internet that already moves money, identity, and access for critical systems. That trust exists because encryption and authentication are embedded in nearly every connected device. As quantum capability rises, the same cryptography that protects tens of trillions of dollars in digital value must be upgraded without breaking the infrastructure that depends on it.

The post-quantum migration will be the most complex cryptographic transition to date. Cloud servers and browsers can adopt new algorithms through software updates, but the world now runs on mobile devices, IoT endpoints, 5G and 6G networks, data centers, and physically secure equipment in power grids and defense systems. These environments need high performance and tamper resistant hardware, firmware, and software that is flexible to evolving standards across regions. Without that foundation, new quantum computing benefits will collide with legacy security, and trust on the internet will suffer.

BTQ addresses this challenge with a full stack platform across three pillars:

1.	Quantum Secure Systems & Networks (QSSN / Digital Assets): Securing the digitization of the world's fiat money supply by providing a post-quantum settlement layer mandated by regulators for the transfer and issuer controls for digital assets and stablecoins, a segment with high exposure to quantum risk.
2.	QCIM hardware acceleration and secure elements: Delivering crypto-agile quantum security to billions of interconnected devices with the most performant form factor so governments and companies can remain secure and adaptive to developments in cryptographic standards.
3.	QPerfect / neutral atom platforms: Pending the proposed acquisition of QPerfect, this business will add critical building blocks and core technologies for advanced neutral atom emulation and control for a leading qubit modality, enabling customers to deploy fault tolerant quantum algorithms on highly scalable quantum hardware.
4.	Bitcoin Quantum: The first quantum-safe fork of Bitcoin, proving that the world's largest cryptocurrency network can be migrated to post-quantum cryptography and serving as a live environment and liquidity bridge for quantum-threatened digital assets across the broader blockchain ecosystem.

The entire platform is aligned with cryptographic standards today and tomorrow and is regulator ready. QSSN has been referenced in the Post Quantum Financial Infrastructure Framework submitted to the SEC. BTQ also holds leadership roles within QuINSA, chairs the Quantum Communications Working Group, and has QPoW recognized as the alliance's first consensus work item. This positioning allows BTQ to protect the internet value that exists today while preparing customers to adopt quantum advantage as it becomes commercially relevant.

During 2025, BTQ continued to execute on a full-stack strategy designed to secure critical infrastructure for the post-quantum era while building enabling software, hardware, and network infrastructure for the next generation of quantum-secure systems. Across the year, the Company advanced commercialization pathways in secure silicon, deepened its role in post-quantum financial infrastructure, expanded its neutral-atom software and middleware capabilities, and brought Bitcoin Quantum from concept to live testnet in just five months.

"2025 was a year of execution across every major area of our business," said Olivier Roussy Newton, Chief Executive Officer of BTQ Technologies. "We made meaningful progress in translating core research and architecture into commercial pathways across silicon, digital asset infrastructure, and quantum software. From advancing QCIM toward productization, to supporting the continued expansion of QPerfect's emulation and control platform, to moving QSSN into live pilot environments and launching the first quantum-safe Bitcoin testnet, BTQ enters 2026 with stronger technical depth, clearer commercialization milestones, and growing alignment with the regulatory and standards frameworks shaping the global transition to quantum-secure infrastructure."

State of the Market

Global urgency around post-quantum migration accelerated throughout 2025. Governments, standards bodies, and regulated industries increasingly moved from awareness to implementation planning, particularly around cryptographic modernization, digital money infrastructure, and secure hardware. In financial services, tokenized assets, stablecoins, banking infrastructure, and long-life secure systems are emerging as among the most immediate areas of quantum exposure. BTQ's strategy is built around this transition, with a product portfolio designed to help institutions upgrade critical systems without sacrificing operational continuity.

At the same time, momentum across the broader quantum ecosystem continued to build. Neutral-atom platforms, quantum software tooling, photonic systems, and hybrid quantum-classical workflows all advanced materially during the year, while public market visibility for the sector expanded through new ETF inclusion and thematic institutional coverage.

Where BTQ Fits

BTQ is building quantum-secure infrastructure for the real world. The Company's platform spans secure digital money infrastructure, post-quantum silicon and hardware acceleration, fault-tolerant quantum software and control systems, and quantum-safe blockchain infrastructure. Together, these pillars are designed to support the transition from classical cryptographic systems to quantum-resilient networks across finance, defense, telecommunications, AI, IoT, and critical infrastructure.

QCIM / Hardware Acceleration and Secure Elements

BTQ's QCIM division made substantial progress in 2025 as the Company moved from architecture and IP development toward silicon validation, engineering buildout, and commercialization planning.

BTQ strengthened QCIM through the integration of Radical Semiconductor's CASH architecture, a memory-centric acceleration architecture designed for post-quantum cryptography. Following BTQ's acquisition of Radical's assets, Radical co-founders Sean Hackett and Zach Belateche elected to join BTQ full time, bringing the CASH architecture and its commercialization pathway directly into the Company. Sean now serves as Head of Silicon Product and Zach as Head of Hardware Security, adding deep technical and product leadership to QCIM as BTQ advances toward productization and customer deployment.

A key milestone during the year was BTQ's USD $15 million development and joint investment agreement with ICTK, South Korea's leading secure-element manufacturer, to co-develop the QCIM secure element platform. The partnership is intended to accelerate the development, validation, tape-out, certification, and commercialization of QCIM as a production-grade post-quantum hardware platform for use across defense, critical infrastructure, IoT, payments, mobile authentication, AI, and digital assets.

In early 2026, BTQ also announced a strategic collaboration with the Industrial Technology Research Institute ("ITRI") to validate QCIM in silicon. That initiative is focused on generating first silicon performance estimates, reducing development risk, and establishing benchmark data that can support integration planning and commercial discussions with future customers.

BTQ further strengthened its commercialization capabilities with the opening of a dedicated quantum hardware commercialization hub in New York City and the expansion of its QCIM engineering team. The Company added senior talent across embedded systems, digital design, cryptography, and semiconductor execution, including hires from Apple's Special Projects Group, PsiQuantum, Samsung, SandboxAQ, Meta, Texas Instruments, and Tokyo Electron. As of May 2026, BTQ expects to have completed 12 of its 13 targeted key engineering hires for the QCIM program.

Notable QCIM team additions include:

•	Fabien Goncalves, Embedded Software Lead, formerly of Apple's Special Projects Group
•	Michael Anfang, Senior Digital Design Engineer, with over 20 years of experience including PsiQuantum
•	Dr. Hunter Kippen, Applied Cryptographer, formerly with Samsung and SandboxAQ
•	Dr. Ro Cammarota, Advisor, former lead for the Intel Heracles fully homomorphic encryption project

From a product and commercialization standpoint, QCIM is nearing productization. BTQ expects validated FPGA IP to be available to early partners in Q2 2026, enabling potential initial design wins, with development boards expected to debut in Q3 2026. ASIC IP performance estimates are expected in Q2 2026 for ML-KEM, ML-DSA, SHA-3, and AES workloads. The Company's current roadmap contemplates silicon-proven ASIC IP availability in the first half of 2027 and secure element silicon samples in the second half of 2027.

The Company's collaborations with ICTK and ITRI remain on track, with first silicon performance estimates from ITRI expected in April 2026, an ICTK test tape-out anticipated in August 2026, ITRI IP validation tape-out targeted for February 2027, and ICTK secure-element tape-out expected in June 2027.

BTQ also continued to broaden QCIM's international footprint through market development efforts in the United States, Taiwan, Europe, the Middle East, South Korea, Canada, and Australia, supported by a combination of new hires, partner development, government grant activity, and increasing market visibility.

QPerfect / Neutral-Atom Platforms

QPerfect made major strides in 2025 and early 2026 as the Company expanded its neutral-atom software, emulation, and control stack.

In Q4 2025, QPerfect closed a #eu#2 million financing round, with BTQ securing its call option as part of the pathway toward full integration. During the quarter, QPerfect brought its team to full strength with eight new PhD-level hires across research, development, hardware, DevOps, and applications, while also publishing three research papers focused on benchmarking quantum emulators and chemistry-related use cases.

QPerfect's flagship MIMIQ™ platform continued to advance as a foundational layer of the Company's Quantum Logic Unit ("QLU") stack. In November 2025, the Company announced the launch of GPU-accelerated QLEO, powered by QPerfect's MIMIQ engine and compatible with NVIDIA CUDA-Q through a partnership with Quobly. That release significantly expanded hybrid quantum-classical development workflows and improved simulation speed and accessibility for users operating across GPU and CPU environments.

In February 2026, QPerfect and SDT launched a MIMIQ-powered quantum emulation service on SDT's QUREKA platform, expanding QPerfect's commercial reach into South Korea and providing research institutions and enterprise users with access to cloud-based, large-scale quantum emulation workflows.

QPerfect also released a major new version of MIMIQ in February 2026 featuring:

•	a new noise modeling system and tools to better map quantum circuits to specific hardware platforms
•	remote workflow execution for variational quantum algorithms
•	improved interoperability with the broader quantum software ecosystem, including OpenQASM
•	upgraded user-interface and workflow management tools for remote simulation services

For 2026, QPerfect's priorities include accelerating Quantum Logic Unit development, continuing work on the One-Shot Signatures algorithm for neutral-atom platforms, launching a public-private partnership with the University of Strasbourg and CESQ, collaborating with the aQCess quantum computer in Strasbourg on noise-model validation and the hardware-QLU interface, and expanding MIMIQ's market reach across research and enterprise environments.

Quantum Secure Systems & Networks (QSSN)

BTQ's QSSN business made significant progress in 2025 as the Company moved from unveiling the platform to securing regulatory recognition and entering live pilot environments.

In June 2025, BTQ unveiled QSSN as a quantum-secure network infrastructure platform designed for banks, payment providers, and digital asset platforms. In September 2025, QSSN received notable external validation when the U.S. Post-Quantum Financial Infrastructure Framework ("PQFIF") cited it as a model architecture for quantum-secure tokenized deposits, while QuINSA advanced QSSN as a global standards initiative.

During Q3 and Q4 2025, BTQ entered the live pilot phase with two South Korean partners spanning both the commercial and banking channels. The Company's work with Danal focused on quantum-secure settlement and issuer controls within commercial payments, while its collaboration with Finger Inc. Group extended QSSN into banking environments and partial banking networks. Together, these pilots established a dual-channel validation framework for future institutional deployment.

In December 2025, BTQ also announced a strategic investment in Keypair, a Korean full-stack security company with long-term deployments across defense, energy, and financial services. Through that investment and related collaboration, BTQ secured co-ownership in Keypair's existing and future PQC-related intellectual property and expanded its commercial integration pathway into infrastructure-grade, hardware-rooted security deployments across national-scale systems. This investment also strengthened BTQ's broader ecosystem across South Korea and supports integration opportunities across QSSN, QCIM, Finger, Danal, and QuINSA-aligned initiatives.

Looking ahead, BTQ's 2026 roadmap for QSSN includes expanding its proof-of-concept pipeline across South Korean banking and fintech institutions, advancing controlled production deployments through channel partners, and pursuing monetization through validator node licensing, transaction-based validation fees, and staking mechanisms. BTQ believes ongoing regulatory tailwinds, including emerging procurement and migration timelines across the U.S., Canada, and Europe, continue to support demand for quantum-secure financial infrastructure.

Bitcoin Quantum

Bitcoin Quantum emerged as one of BTQ's most visible and differentiated initiatives during the year, moving from concept to live network in just five months.

In October 2025, BTQ demonstrated a quantum-resistant version of Bitcoin Core, replacing ECDSA with NIST-standardized ML-DSA post-quantum signatures and showing end-to-end feasibility for quantum-safe wallets, transactions, verification, and mining. In January 2026, the Company launched the Bitcoin Quantum testnet, timed to the 17th anniversary of Bitcoin's genesis block, marking what BTQ believes to be the first quantum-safe Bitcoin fork.

In March 2026, BTQ deployed BIP 360, or Pay-to-Merkle-Root, on Bitcoin Quantum testnet V3. The Company believes this represents a major technical milestone in supporting a more complete quantum-safe path for Bitcoin-like architectures.

As of March 2026, Bitcoin Quantum testnet V3 has surpassed 50 miners, more than 200,000 blocks, and over 100 open-source contributors. The initiative has also attracted growing third-party visibility and commentary from industry publications and research groups, reflecting expanding institutional awareness of quantum risk in digital assets.

BTQ's current Bitcoin Quantum roadmap includes a mainnet launch with migration tools targeted for Q2 2026, followed by exchange and custody integrations over 2026 and 2027. Over time, the Company expects Bitcoin Quantum to support multiple opportunities, including mining infrastructure, market making, and custody services and treasury management services.

Capital Markets and Institutional Visibility

During 2025, BTQ also expanded its presence in public and thematic capital markets through multiple ETF and index inclusions.

In October 2025, BTQ was added to the SamsungActive KoAct Global Quantum Computing Active ETF, Korea's first actively managed quantum-computing ETF. In November 2025, the Company was added to the MSCI Canada Small Cap Index. In December 2025, BTQ was also added to the Defiance Quantum ETF (NASDAQ: QTUM). Together, these inclusions broadened BTQ's visibility with retail, thematic, and institutional investors seeking exposure to the quantum computing and post-quantum security sectors.

These milestones are particularly relevant as BTQ continues to build across software, silicon, digital money infrastructure, and quantum-safe blockchain systems, offering investors exposure to multiple parts of the emerging quantum value chain.

Financial Overview and Shelf Registration

The Company ended the year with a cash balance of C$20,939,224 providing the company with flexibility to fund its operations and execute across verticals. A universal shelf registration remains in place to preserve strategic flexibility. The shelf is intended to support potential strategic investments, co-development arrangements, or opportunistic M&A that accelerate commercialization, and does not indicate an immediate financing. Any use would be evaluated with discipline on structure, pricing, and dilution, with emphasis on accretive growth.

Outlook

BTQ enters 2026 with momentum across all major verticals of the business. The Company's priorities for the year include advancing QCIM toward early partner engagement and silicon validation, expanding MIMIQ and QLU commercialization through QPerfect pending acquisition, converting QSSN pilots into broader institutional deployments, and moving Bitcoin Quantum from testnet to mainnet.

More broadly, BTQ believes its strategy remains aligned with one of the most important infrastructure transitions underway: the migration of the world's financial, communications, and digital security systems toward post-quantum resilience. By operating across hardware, software, standards, and secure network architecture, BTQ is positioning itself to help institutions navigate that transition while building long-term commercial value across multiple revenue pathways.

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ) is a quantum technology company focused on accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio and deep technical expertise, BTQ is advancing a full-stack, neutral-atom quantum computing platform spanning hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

About Qperfect
QPerfect is a French quantum computing company based in Strasbourg, led by a team of scientists and engineers recognized for their pioneering work in neutral atom physics, quantum optics, and quantum software engineering, and specializing in quantum computing and quantum design automation. Founded in 2023, the deeptech company has received the i-Lab Grand Prix and provides powerful technology to enable researchers, developers, and manufacturers to realize the full potential of quantum computers.

At the core of QPerfect's innovation is the Quantum Logical Unit (QLU), a multi-layered framework designed to accelerate quantum development. Its flagship product, MIMIQ, forms the first layer of the QLU and offers a cutting-edge platform that executes quantum algorithms with unmatched speed, accuracy, and flexibility - surpassing existing simulators and current quantum computers. For more information, please visit https://qperfect.io

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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SOURCE BTQ Technologies Corp.

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%CIK: 0001821866

For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 17:40e 30-MAR-26